Agora, Inc. Announces Voluntary Lock-ups by Senior Management

SANTA CLARA, Calif., December 2, 2024 (GLOBE NEWSWIRE) – Agora, Inc. (NASDAQ: API) (the “Company”), a pioneer and leader in real-time engagement technology, today announced the Company’s senior management team have voluntarily entered into a lock-up period commencing from today and expiring on December 31, 2025.

For the purpose of expressing confidence in the long term value of the Company, Mr. Bin (Tony) Zhao, founder, chairman and CEO of the Company, Mr. Sheng (Shawn) Zhong, CTO and Chief Scientist of the Company, Mr. Jingbo Wang, CFO of the Company and Mr. Robbin Liu, Vice President of the Company, who comprise all executive officers of the Company, voluntarily undertook, pursuant to the terms contained in the letters of undertaking given to the Company, that they and entities controlled by them shall not in their discretions sell any shares of the Company directly or indirectly beneficially owned by them, until December 31, 2025, save for up to 0.4 million ADSs (representing 1.6 million class A ordinary shares of the Company) to be sold by Mr. Zhong for personal financial reasons. Mr. Zhong expects the sale to be completed by December 31, 2024.

About Agora, Inc.

Agora, Inc. is the Cayman Islands holding company of two independent divisions, under Agora brand and Shengwang brand, respectively, whose businesses are conducted through separate entities.

Headquartered in Santa Clara, California, Agora is a pioneer and global leader in Real-Time Engagement Platform-as-a-Service (PaaS), providing developers with simple, flexible, and powerful application programming interfaces, or APIs, to embed real-time voice, video, interactive live-streaming, chat, whiteboard, and artificial intelligence capabilities into their applications.

Headquartered in Shanghai, China, Shengwang is a pioneer and leading Real-Time Engagement PaaS provider in the China market.

For more information on Agora, please visit: www.agora.io

For more information on Shengwang, please visit: www.shengwang.cn

Investor Contact:

investor@agora.io

Media Contact:

press@agora.io